
SEC MAIL PROCESSING
RECEIVED
APR 2 6 2007
WASH, D.C. 209 SECTION



07001702

cM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-53711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading	Pennsylvania	19603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Durofchalk 610-478-2134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

4641 Pottsville Pike, Suite F-106	Reading	Pennsylvania	19605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John M. Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TAMMY L. MILLER, Notary Public
City of Reading, Berks County
My Commission Expires March 7, 2009



Signature

CFO/FWP

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Pennsylvania Department of State Bureau of Professional and Occupational Affairs



License Verification

Facility Information

Name: TOMASI & COMPANY LLP
Address(city,state zipcode): Reading PA 19605
Owner Name: GEORGE TOMASI

Employer Information

No Information Found

License Information

Type: Accountancy Firm **Secondary Type:** N/A **Number:** AF046633
Profession: Accountancy **Status:** Active **Obtained By:** Application
Issue Date: 11/7/2003 **Expires:** 12/31/2007 **Last Renewed:** 3/31/2004
Standing: This license is in good standing.
Disciplinary action history: No disciplinary actions were found for this license.

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GRIFFIN FINANCIAL GROUP LLC

607 Washington Street
P.O. Box 1497
Reading, PA 19603

PHONE (610) 478-2134
EMAIL jmd@go2griffin.com
FAX (610) 236-4188

April 25, 2007

Mr. Steve C. Kach, Supervisor of Examiners
NASD
Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929


SEC MAIL
RECEIVED
APR 26 2007
PROCESSING
WASH., D.C.
209
SECTION

Re: 2006 Annual Audit

Dear Mr. Kach:

Pursuant to your letter dated April 19, 2007, I am enclosing (i) the signed and notarized Form X-17A-5 Part III Facing Page (the original audit included the form which was not signed and notarized), and (ii) a printout from the Pennsylvania Department of State Bureau of Professional and Occupational Affairs indicating that the license for Tomasi & Company, LLP (the "auditor") is active and in good standing. As part of our ongoing effort to enhance our compliance procedures, we have added a separate procedure requiring confirmation that the facing page is signed duly signed and notarized.

Should you have any questions or require additional information, I can be reached by telephone at (610) 478-2134.

Very truly yours,

John M. Durofchalk
FINOP
CRD No. 4494297

JMD


GRIFFIN FINANCIAL GROUP LLC

cc: United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Philadelphia District Office
United States Securities and Exchange Commission
Mr. A. Laurence Ehrhart, Regional Administrator
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106-3322

Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Tomasi & Company, LLP
Certified Public Accountant
4641 Pottsville Pike, Suite F-106
Reading, PA 19605

END